September 21, 2006

TO OUR SHAREHOLDERS

NOTICE OF CONVOCATION OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE DAIEI, INC.

Notice is hereby given that an Extraordinary General Meeting of Shareholders will be held as follows:

1. Date of the Meeting: Friday, October 6, 2006, at 10:00 A.M.
2. Place of the Meeting: Kobe Joho Bunka Building, 4th Floor "Kobe-Shinbun Matsukata-Hall"
   (Address) 1-5-7 Higashi Kawasaki-cho
   Chuo-ku, Kobe
   Hyogo 650-0044
   Japan

3. Agenda of the Meeting:
   【Items for Resolution】
   No.1: Matter concerning the election of five directors of the Board
   No.2: Matter concerning the election of one alternate corporate auditor

Your attendance is cordially requested.

Yours very truly,

Yasuyuki Higuchi
Representative Director

The Daiei, Inc.
4-1-1, Minatojima Nakamachi
Chuo-ku, Kobe, Hyogo 650-0046
Japan

In case you are unable to attend the Meeting, please indicate your approval or disapproval for each of the resolution on the enclosed proxy form after reviewing the reference materials annexed hereto and return to us by October 5, 2006.

Note: When attending the Meeting, please present the enclosed proxy forms at the reception desk.

- Candidates for directorship are as follows:

	Name (Date of birth)	Brief summary of the candidates' career		Number of the Daiei's shares owned
1	Toru Nishimi (June 24, 1948)	1972 2006	entered into Marubeni Corporation Executive Vice President Operating Officer of The Daiei, Inc. (to present)	—
2	Kouji Yamazaki (September 7, 1955)	1978 2006	entered into Marubeni Corporation Managing Director Operating Officer of The Daiei, Inc. (to present)	—
3	Hiroyuki Ozaki (October 14, 1952)	1975 2006	entered into The Daiei, Inc. Operating Officer of The Daiei, Inc. (to present)	150
4	Akira Matsuda (July 4, 1946)	1970 2006	entered into Marubeni Iida Corporation . (presently Marubeni Corporation) Corporate Executive Vice President of Marubeni Corporation (to present)	—
5	Tetsuro Sakamoto (June 5, 1949)	1972 2006	entered into Marubeni Corporation Corporate Senior Vice President of Marubeni Corporation (to present)	—

Mr. Akira Matsuda, Mr. Tetsuro Sakamoto, candidates for director are qualified to be appointed as outside directors stated in item 7 of paragraph 3 of Article 2 of corporate law.

- Candidate for alternate corporate auditor is as follows:

Name (Date of birth)	Principal Occupation and Name of Other Companies of which He is Representative Director		Number of the Daiei's shares Owned
Ogiwara Shizuo (July 30, 1935)	1964 2003	registered lawyer (to present) The head of Kanto Federation of Bar Associations	—

1. There is no conflict of interest between the candidate and The Daiei, Inc.
2. The candidate is qualified to be appointed as outside auditor stated in item 8 of paragraph 3 of Article 2 of corporate law.